Cybin to Participate in the Jefferies London Healthcare Conference and Upcoming Investor Events

TORONTO, CANADA – November 3, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, is pleased to announce its participation in the following upcoming investor events:

Jefferies London Healthcare Conference, November 15-17, 2022
•Doug Drysdale, Cybin’s Chief Executive Officer, will present on November 15, 2022 at 8:00 a.m. GMT and host investor meetings. To listen to the presentation, please click here to register and access the webcast.

Pinsent Masons Psychedelics Panel, November 16, 2022, in London, UK
•Mr. Drysdale will participate in a panel discussion titled “Psychedelics Landscape – What can we expect?” at 5:00 p.m. GMT. To listen to the panel, please click here to register and access the webcast.

PSYCH Investor Event: Emerging Innovations in Psychedelic Healthcare, November 17, 2022, in London, UK
•Mr. Drysdale will participate in a live fireside chat at 5:00 p.m. GMT with other industry thought leaders.

The live and archived webcasts will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Inquiries for Cybin:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601